Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03 FEB 14 AM 7:21

03003875

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

31 January 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
31 January 2003	Announcement to Australian Stock Exchange US REI Management Structure Changes

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dw 2/19

Company - Lend Lease Corporation Limi::
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

31 January 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

US REI MANAGEMENT STRUCTURE CHANGES

Lend Lease Corporation Limited ("Lend Lease") today announced that David Ross has assumed direct day-to-day responsibility for the US Real Estate Investments ("REI") business.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE 31 JANUARY 2003

US REI MANAGEMENT STRUCTURE CHANGES

Lend Lease Corporation Limited ("Lend Lease") today announced that David Ross has assumed direct day-to-day responsibility for the US Real Estate Investments ("REI") business.

Mr Ross said: "I have decided to take direct charge of the US REI business to better enable me to drive the changes necessary, particularly in respect of the need to revitalise the US REI Equity business."

The previous CEO of US REI, Mr Fred Pratt, will leave the company at the end of February 2003 after a brief handover period. Mr Ross has also announced other changes to the management structure of the US REI Equity business. The Chief Investment Officer and the executive responsible for Separate Account Portfolio Management are also leaving the company.

Mr Ross said: "I am absolutely determined to regenerate the US REI Equity business, working closely with the leadership team.

"We will increase our focus on investment performance, as this will be the key to our ability to raise more capital going forward.

"My objective is to transform the business into a performance driven culture by restructuring and aligning the business more closely with the needs of clients, employees and shareholders," he said.

There have been no changes to the management structure of the Commercial Credit and Housing & Community Investing ("HCI") businesses. The CEOs of these businesses now report directly to Mr Ross.

Lend Lease Group CEO, Mr Greg Clarke, said: "The management changes announced today are necessary to get the US REI business back on track, and are the result of the on-going strategic review of the REI businesses.

"The review of options is continuing, and the company will further advise the market in respect of the review as appropriate," Mr Clarke said.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Mary Beth Lally
Lend Lease Corporation
Tel: 02 9236 6883